UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-286106 and 333-294551) and the registration statement on Form F-3ASR (Registration No. 333-291214) of WeRide Inc. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release – WeRide Inc. Announces First Quarter 2026 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title:	Chief Financial Officer

Date: May 13, 2026